[ON ZOLL MEDICAL CORPORATION LETTERHEAD]

June 26, 2008

Via EDGAR and Federal Express

Mr. Jay Mumford

Division of Corporation Finance

United States Securities and Exchange Commission

100 F. Street NE

Washington, DC 20549

Re:	ZOLL Medical Corporation

Annual Report on Form 10-K

Filed December 13, 2007

File No. 000-20225

Dear Mr. Mumford:

This letter is in response to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) as set forth in your comment letter to ZOLL Medical Corporation (the “Company”) dated June 10, 2008 (the “Comment Letter”), with respect to the Company’s Annual Report on Form 10-K, File Number 000-20225 (the “Form 10-K”), which was filed with the Commission on December 13, 2007.

Set forth below are the Company’s responses to the comments made in the Comment Letter. For reference purposes, the text of the comments have been reproduced below and the Company’s response follows it.

Item 10.	Directors, Executive Compensation

Comment No. 1

We note from your discussion under “Annual Cash Incentive Bonuses” on page 10 of the proxy statement that you have incorporated by reference into your Form 10-K that you have not disclosed the necessary corporate financial performance goals to be achieved in order for your named executive officers to earn their annual cash incentive bonuses. Please provide such disclosure in your future filings, as applicable. To the extent you believe that disclosure of the information, on a historical basis, would result in competitive harm such that the information could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide us with a detailed explanation supporting your conclusion. To the extent that it is appropriate to omit specific targets or performance objectives, you are required to provide appropriate disclosure pursuant to Instruction 4 to Item 402(b) of Regulation S-K. Refer also to Question 3.04 of the Item 402 of Regulation S-K Interpretations available on our website at www.sec.gov. In discussing how difficult or likely it will be to achieve the target levels or other factors, you should provide as much detail as necessary without disclosing information that poses a reasonable risk of competitive harm.

Response to Comment No. 1

As disclosed on pages 10 and 11 of the Company’s proxy statement filed with the Commission on December 21, 2007 (the “Proxy Statement”), the components that make up the corporate financial performance goals of the Company’s annual cash incentive bonus program (the “Bonus Program”) for Richard A. Packer, the Company’s Chief Executive Officer and President, were: (1) earnings per share, (2) revenue growth, (3) return on sales, and (4) cash flow. The components that make up the corporate financial performance goals of the Bonus Program for the other named executive officers in the Proxy Statement were: earnings per share and, only for Alexander N. Moghadam, the Company’s Vice President—International Operations, and Steven K. Flora, the Company’s Vice President—North American Sales, revenue growth and contribution of their respective sales regions. These corporate financial performance goals are based on the Company’s internal confidential financial plan (the “Company Plan”). The Company has never disclosed, and does not expect to disclose in the future, the Company Plan as it reflects the Company’s competitive strategies and goals. The Company believes that disclosure of the Company Plan, either on a prospective or historical basis, would result in significant competitive harm to the Company. Competitors and other market participants would undoubtedly use such historical disclosure to extrapolate the Company Plan for the current year because many of the Company’s long-term strategies require a number of years to implement. Therefore, the parameters for certain of the goals have historically been, and are likely to continue to be, very similar year to year. Disclosure of these goals would place the Company at a severe competitive disadvantage. Moreover, certain of the goals used for purposes of the Bonus Program may incorporate “stretch” objectives, which are at levels which exceed the Company’s publicly disclosed guidance and could therefore create confusion in the investment community. Thus, the Company believes that disclosure of these corporate financial performance goals even on a historic basis would provide its existing and potential competitors with substantial competitive advantage, cause substantial harm to the competitive position of the Company, and generate confusion in the investment community about the Company’s goals.

For these reasons, and in accordance with Instruction 4 to Item 402(b) of Regulation S-K, the Company considers this information to be confidential commercial and financial information and has omitted disclosure of the specific quantitative target levels for the corporate financial performance goals of the Company Plan.

While the Company did not disclose the specific corporate financial performance goals under the Company Plan for the reasons discussed above, the Company did disclose the relative difficulty in achieving the corporate financial performance goals by disclosing on page 11 of the Proxy Statement:

“We set these corporate financial performance goals for the target amount of annual cash incentive bonuses at levels that we believe will be achieved by our executives a majority of the time. . . .We set the corporate financial performance goals for the maximum pay-out at levels that we believe will be achieved only as a result of exceptional performance. Our individual management objectives are tailored to the specific roles and responsibilities of each executive and are set at levels that we believe are achievable with strong performance by our executives.”

While we respectfully submit that this disclosure is adequate, in future filings the Company will also include disclosure regarding the aggregate annual bonuses paid to the named executive officers for each of the previous five years as a percentage of their total base salaries. If the Company had included such disclosure in the Proxy Statement it would be as follows:

“For the Company’s 2007, 2006, 2005, 2004 and 2003 fiscal years, the aggregate annual bonuses paid to the named executive officers as a percentage of their total base salaries were 82%, 78%, 16%, 14% and 42%, respectively.”

Comment No. 2

It appears that threshold, target and maximum amounts related to your annual cash incentive bonuses should have been disclosed pursuant to Item 402(d)(2)(iii) of Regulation S-K in your Grants of Plan-Based Awards table on page 15 of the proxy statement that you have incorporated by reference into your Form 10-K. Please provide such disclosure in your future filings, as applicable, or provide us with your analysis as to why such information should not have been included in that table. Please also tell us why you have indicated in footnote 1 to your Grants of Plan-Based Awards table that you do not maintain any non-equity incentive plans that are required to be disclosed under this table when you have reported amounts for each named executive officer under the “Non-Equity Incentive Plan Compensation” column in your Summary Compensation Table. Please consider the definitions under Item 402(a)(6)(iii) of Regulation S-K when preparing your response.

Response to Comment No. 2

The Company mistakenly excluded the applicable information related to its Bonus Program in the Grants of Plan-Based Awards table in the Proxy Statement. In future filings, the Company will include the applicable information regarding its Bonus Program in the section of the Grants of Plan-Based Awards table entitled “Estimated Future Payouts under Non-Equity Incentive Plan Awards.” The Bonus Program references only a target amount for the bonus. It does not contemplate threshold or maximum bonus amounts. Accordingly, the columns in the “Estimated Future Payouts under Non-Equity Incentive Plan Awards” relating to threshold and maximum amounts will be blank in future filings.

Other Matters

We hereby acknowledge and confirm the following with respect to filings made by the Company:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*        *        *        *        *

If you have any inquiries or wish to have a discussion regarding the enclosed matters, please contact the undersigned at (978) 421-9366.

Sincerely,

/s/ Stephen Korn
Stephen Korn
Vice President and General Counsel

cc:	Richard A. Packer
Chief Executive Officer

Raymond C. Zemlin
Goodwin Procter LLP

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